Messerli & Kramer P.A.

150 South Fifth Street, Suite 1800

Minneapolis, Minnesota  55402

Via EDGAR

May 11, 2005

U.S. Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C.  20549-0405

Re:

Bontan Corporation (the "Company")

Amendment No. 1 to Registration Statement on Form F-3

SEC File No. 333-123533

Amendment No. 1 to Form 20-F for the year ended March 31, 2004

Ladies and Gentlemen:

With this letter, we are filing Amendment No. 1 to the above Registration Statement.  By separate letter, the Company is requesting acceleration of the effectiveness of the Registration Statement to 3:30 p.m., Eastern Time, on Friday, May, 13, 2005.

This letter is in response to the Staff’s comment letter dated April 22, 2005.  Item numbers below correspond to the Item numbers in the Staff’s comment letter.

1.

We have amended the table of selling shareholders to include natural persons who exercise voting and/or dispostive powers with respect to the securities to be offered for resale by each of the selling shareholders in the latest filing.

2.

Supplementally, we advise the Staff that no selling shareholder is a registered-broker dealer or affiliate of a registered broker-dealer in the United States.  However, two selling shareholders are registered broker-dealers under Quebec laws.

3.

On May 10, 2005, the Company filed Amendment No. 1 to its annual report on Form 20-F for the year ended March 31, 2004, making the changes set forth in comments 3, 4, 5 and 6 of the Staff's comment letter dated April 22, 2005.

We request that the Staff expedite review of this filing.  As indicated above, we are separately requesting acceleration of the Registration Statement’s effectiveness.

Please contact the undersigned regarding this filing as Jeff Robbins is out of the country. The undersigned's number is 612-672-3765.  Thank you for your prompt attention to our filing.

Very truly yours,

/s/ Pamela A. Curran

Pamela A. Curran

Messerli & Kramer P.A.

150 South Fifth Street, Suite 1800

Minneapolis MN 55402

612 672 3765 (direct)

pcurran@mandklaw.com